Exhibit 99.1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To:    The Board of Directors and Shareholders of

Lixiang Education Holding Co., Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Beijing Pengxiang Tianxia Education Technology Co., Ltd. (the “Company”) as of December 31, 2021 and 2020, and the related consolidated statements of comprehensive (loss)/income, changes in shareholders’ deficit, and cash flows for each of the years in the two-year period ended December 31, 2021, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

WWC, P.C.

Certified Public Accountants

PCAOB NO.: 1171

We have served as the Company’s auditor since October 2021.

San Mateo, California

May 24, 2022

Beijing Pengxiang Tianxia Education Technology Co., Ltd.

Consolidated Balance Sheets

As of December 31, 2020 and 2021

(RMB, except otherwise noted)

	As of December 31,
	2020	2021
	RMB	RMB	US$ (Note 2(d))
ASSETS
Current assets:
Cash	1,449,287	840,083	131,827
Accounts receivable, net	2,767,757	1,344,832	211,033
Amounts due from related parties	2,083,341	10,604,320	1,664,049
Advance to suppliers	409,292	161,863	25,400
Prepayments and other current assets	466,168	1,111,654	174,445

Total current assets	7,175,845	14,062,752	2,206,754

Non-current assets:
Property and equipment, net	271,980	390,352	61,255
Deferred tax assets	918,987	2,718,309	426,562

Total non-current assets	1,190,967	3,108,661	487,817

Total assets	8,366,812	17,171,413	2,694,571

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term borrowings and long-term borrowings-current	—	7,225,000	1,133,760
Accounts payable	—	159,697	25,060
Deferred revenue	4,219,647	7,821,204	1,227,318
Salary and welfare payable	616,499	956,786	150,141
Amounts due to related parties	2,258,993	587,864	92,249
Tax payable	432,706	532,826	83,612
Accrued liabilities and other current liabilities	11,366,482	8,180,466	1,283,694

Total current liabilities	18,894,327	25,463,843	3,995,834

Non-current liabilities:
Long-term borrowings-non current	—	875,000	137,307

Total non-current liabilities	—	875,000	137,307

Total liabilities	18,894,327	26,338,843	4,133,141

Commitments and contingencies
Shareholders’ deficit:
Paid-in capital	724,014	724,014	113,614
Statutory reserves	—	745,117	116,925
Accumulated deficit	(11,251,529)	(10,636,561)	(1,669,109)

Total shareholders’ deficit	(10,527,515)	(9,167,430)	(1,438,570)

Total liabilities and shareholders’ deficit	8,366,812	17,171,413	2,694,571

The accompanying notes are an integral part of these consolidated financial statements.

Beijing Pengxiang Tianxia Education Technology Co., Ltd.

Consolidated Statements of Comprehensive (Loss)/Income

For the years ended December 31, 2020 and 2021

(RMB, except otherwise noted)

	For the years ended December 31,
	2020	2021
	RMB	RMB	US$ (Note 2(d))
Net revenues	17,397,187	38,988,293	6,118,114
Cost of revenues	(13,219,254)	(16,788,383)	(2,634,464)

Gross profit	4,177,933	22,199,910	3,483,650

Operating expenses:
General and administrative expenses	(4,245,290)	(18,265,215)	(2,866,211)
Selling expenses	(10,518,442)	(7,060,859)	(1,108,003)

Total operating expenses	(14,763,732)	(25,326,074)	(3,974,214)

Operating loss	(10,585,799)	(3,126,164)	(490,564)

Interest expense	—	(338,866)	(53,176)
Interest income	1,800	2,622	412
Other income, net	2,458,347	3,023,171	474,402

Loss before income tax expense	(8,125,652)	(439,237)	(68,926)
Income tax benefit	918,987	1,799,322	282,353

Net (loss)/income	(7,206,665)	1,360,085	213,427

Net (loss)/income attributable to the Company’s shareholders	(7,206,665)	1,360,085	213,427

Other comprehensive income
Foreign currency translation adjustment, net of nil tax	—	—	—

Comprehensive (loss)/income	(7,206,665)	1,360,085	213,427

The accompanying notes are an integral part of these consolidated financial statements.

Beijing Pengxiang Tianxia Education Technology Co., Ltd.

Consolidated Statements of Changes in Shareholders’ Deficit

For the years ended December 31, 2020 and 2021

(RMB, except otherwise noted)

	Paid-in capital	Statutory reserves	Accumulated deficit	Total shareholders’ deficit
	RMB	RMB	RMB	RMB
Balance as of December 31, 2019	724,014	—	(4,044,864)	(3,320,850)
Net loss for the year	—	—	(7,206,665)	(7,206,665)

Balance as of December 31, 2020	724,014	—	(11,251,529)	(10,527,515)

Net income for the year	—	—	1,360,085	1,360,085
Provision of statutory reserve	—	745,117	(745,117)	—

Balance as of December 31, 2021	724,014	745,117	(10,636,561)	(9,167,430)

The accompanying notes are an integral part of these consolidated financial statements.

Beijing Pengxiang Tianxia Education Technology Co., Ltd.

Consolidated Statements of Cash Flows

For the years ended December 31, 2020 and 2021

(RMB, except otherwise noted)

	For the year ended December 31,
	2020	2021
	RMB	RMB	US$ (Note 2(d))
Cash flows from operating activities
Net (loss)/income	(7,206,665)	1,360,085	213,427
Adjustments for:
Depreciation of property and equipment	59,328	173,068	27,158
Provision for doubtful accounts	—	640,258	100,470
Allowance for credit losses of amount due from related party	—	9,562,652	1,500,589
Income from waive of debt to the related party	—	(1,455,702)	(228,431)
Changes in assets and liabilities:
Accounts receivable	(2,321,621)	782,667	122,818
Advance to suppliers	(315,753)	247,429	38,827
Prepayments and other current assets	2,256,667	(645,486)	(101,291)
Amounts due from related parties	3,730,156	(18,083,631)	(2,837,716)
Accounts payable	(4,412,063)	159,697	25,060
Amounts due to related parties	(2,894,285)	(215,427)	(33,805)
Salaries and welfare payable	333,676	340,287	53,398
Taxes payable	462,181	100,120	15,711
Deferred revenue	1,419,181	3,601,557	565,163
Accrued liabilities and other current liabilities	10,012,730	(3,186,016)	(499,957)
Deferred tax assets	(918,987)	(1,799,322)	(282,353)

Net cash provided by/(used in) operating activities	204,545	(8,417,764)	(1,320,932)

Cash flows from investing activities:
Purchase of property and equipment	(212,848)	(291,440)	(45,733)

Net cash used in investing activities	(212,848)	(291,440)	(45,733)

Cash flows from financing activities:
Proceeds from short-term borrowings with banks	—	7,100,000	1,114,146
Repayments of short-term borrowings with banks	—	(1,000,000)	(156,922)
Proceeds from long-term borrowings with banks	—	3,000,000	470,765
Repayments of long-term borrowings with banks	—	(1,000,000)	(156,922)

Net cash provided by financing activities	—	8,100,000	1,271,067

Effect of exchange rate changes on cash	—	—	—
Net decrease in cash	(8,303)	(609,204)	(95,598)
Cash at the beginning of year	1,457,590	1,449,287	227,425

Cash at the end of year	1,449,287	840,083	131,827

Supplemental disclosure of cash flow information:
Cash paid for interest expenses	—	338,866	53,175
Cash paid for income tax expenses	—	—	—

The accompanying notes are an integral part of these consolidated financial statements.

Beijing Pengxiang Tianxia Education Technology Co., Ltd.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(RMB, except share data and per share data, or otherwise noted)

1.	Organization and Principal Activities

(a)	Principal activities

Beijing Pengxiang Tianxia Education Technology Co., Ltd. (the “Company”, “Beijing P.X.”) was incorporated on December 23, 2021 under the law of People’s Republic of China (the “PRC”). The Company, through its subsidiaries (collectively referred to as the “Group”) is primarily engaged in providing vocational education service and comprehensive human resource service.

As of December 31, 2021, the Company’s subsidiaries were as follows:

Name of subsidiaries	Date of establishment	Place of incorporation	Percentage of direct or indirect economic ownership	Principal activities
Langfang City Rail Transit Technical School (“Langfang School”)	Established on May 26, 2015	PRC	100%	Operation of vocational education
Beijing Chuangmei Weiye Enterprise Management Co., Ltd. (“Chuangmei Weiye”)	Established on January 5, 2012	PRC	100%	Providing comprehensive human resources service
Hainan Jiangcai Vocational Skills Training School Co. Ltd. (“Hainan Jiangcai”)	Established on April 27, 2021	PRC	100%	Operation of vocational education

(b)	Group history

A reorganization of the Company’s legal structure (“Reorganization”) was completed involved the following major events:

(1)

On December 1, 2021, Beijing P.X. entered into the equity transfer agreement to acquire 100% equity interest of Chuangmei Weiye from Beijing Shangkun Education Technology Development Co., LTD (“Beijing S.K.”) at the consideration of nil.

(2)

Beijing P.X acquired 100% sponsor interest of Langfang School through the appointment of directors of Langfang School. As of the report issued date, the administrative procedures with the PRC governmental authorities to amend the registration reflecting the result of the acquisition have not been completed due to the effects of COVID-19 pandemic.

(3)

On April 27, 2021, Hainan Jiangcai was incorporated by Hainan Shangkun Education and Culture Group Co. LTD (“Hainan Shangkun”) as its wholly owned subsidiary. On December 24, 2021, Beijing P.X. entered into the equity transfer agreement to acquire 100% equity interest of Hainan Jiangcai from Hainan Shangkun at the consideration of nil.

Upon the completion of the above Reorganization, the Company became the ultimate holding company of the Group. The Company was effectively controlled by Mr Pan Heyong before and after the Reorganization and therefore the Reorganization was considered as a recapitalization of these entities under common control. The consolidation of the Company and its subsidiaries has been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements.

On April 18, 2022, Zhejiang Lishui Mengxiang Education Development Company Limited (“Lishui Mengxiang”) entered into the investment supplemental agreement with Beijing S.K. Pursuant to the supplemental, Lishui Mengxiang acquired 100% equity interest of Beijing P.X. with wholly owned subsidiary Chuangmei Weiye and Hainan Jiangcai, along with 100% sponsor interest of Langfang School, from Beijing S.K. with the consideration of RMB53,400,000 (See Note 14).

2.	Principal Accounting Policies

(a)	Basis of preparation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).

Significant accounting policies followed by the Company in the preparation of the accompanying consolidated financial statements are summarized further below.

(b)	Use of estimates

The preparation of the Group’s consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the balance sheet date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

The Company believes that the allowance for doubtful receivables, deferred tax assets and valuation allowance reflect more significant estimates used in the preparation of its consolidated financial statements.

Management makes the estimates based on historical experience and on various other assumptions as discussed elsewhere in the consolidated financial statements that are believed to be reasonable, the results of which form the basis for making estimates about the carrying values of assets and liabilities. Actual results could materially differ from these estimates.

(c)	Consolidation

The Group’s consolidated financial statements include the financial statements of the Company and its subsidiaries. All transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting powers; has the power to appoint or remove the majority of the members of the board of directors; or to cast a majority of votes at the meeting of directors; or has the power to govern the financial and operating policies of the investee under a statute or agreement among the shareholders or equity holders.

(d)	Convenience translation

The unaudited United States dollar (“US$”) amounts disclosed in the accompanying financial statements are presented solely for the convenience of the readers. Translations of amounts from RMB into US$ for the convenience of the reader were calculated at the rate of US$1 = RMB 6.3726 on December 31, 2021, representing the noon buying rate in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on December 31, 2021, or at any other rate.

2.	Principal Accounting Policies (Continued)

(e)	Fair value of financial instruments

Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Group considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

The established fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The three levels of inputs that may be used to measure fair value include:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: Observable, market-based inputs, other than quoted prices, in active markets for identical assets or liabilities.

Level 3: Unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

Accounting guidance also describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

The Group does not have any non-financial assets or liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis.

The Group’s financial instruments consist principally of cash, accounts receivable, prepayments and other current assets, short-term borrowings, long-term borrowings, accounts payable, accrued liabilities and other liabilities.

As of December 31, 2020 and 2021, the carrying values of cash, accounts receivable, prepayments and other current assets, accounts payable, short-term borrowings, accrued liabilities and other liabilities approximated their fair values reported in the consolidated balance sheets due to the short-term maturities of these instruments. The carrying amounts of long-term borrowings approximate their fair values as their interest rates are at the same level of current market yield for comparable loans.

(f)	Cash

Cash include cash in bank placed with commercial banks.

(g)	Accounts receivables, net

Accounts receivables are stated at the historical carrying amount net of the allowance for doubtful accounts. The Group reviews the accounts receivable on a periodic basis and makes allowances when there is doubt as to the collectability of individual balances. In evaluating the collectability of individual accounts receivable balances, the Group considers several factors, including the age of the balance, the customer’s payment history, and current credit worthiness, and current economic trends.

2.	Principal Accounting Policies (Continued)

(h)	Property and equipment, net

Property and equipment are stated at historical cost less accumulated depreciation and impairment income, if any. Depreciation is calculated using the straight-line method over their estimated useful lives. The estimated useful lives are as follows:

Category	Estimated useful lives	Residual value
Electronic devices and other general equipment	3-5 years	0%, 5%

Expenditures for maintenance and repairs are expensed as incurred. The gain or income on the disposal of property and equipment is the difference between the net sales proceeds and the carrying amount of the relevant assets and is recognized in the consolidated statements of comprehensive (loss)/income.

(i)	Revenue recognition

The Group adopted ASC 606, “Revenue from Contracts with Customers” for all periods presented. Consistent with the criteria of Topic 606, the Group follows five steps for its revenue recognition: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue when (or as) the entity satisfies a performance obligation.

The Group mainly provides vocational education service and comprehensive human resource service.

Vocational education service

(1)	Tuition and accommodation income

Langfang School and Hainan Jiangcai (collectively “Schools”) offer school vocational education. During their stay in schools, the students are offered accommodation services. Tuition income and accommodation income are generally received in advance prior to the beginning of each semester of a school year, and are initially recorded as deferred revenue. Tuition income and accommodation income are recognized overtime during the service period of each semester. Amounts that will be earned within one year are reflected as a current liability, and those which will be earned beyond one year are reflected as a non-current liability. The balance for non-current deferred revenue were nil and nil as of December 31, 2020 and 2021.

The Group recognizes service income on a gross basis, as the Group is responsible for fulfilling the promise to provide vocational education services to students.

Financing component included in tuition fees

Some contracts contain a financing component because payment by the customer occurs significantly before the performance of the obligation. The Group takes the practical expedient and will not adjust the impact of a financing component for deferred revenue which will be earned within one year. The Group does not adjust the impact of a financing component for deferred revenue which will be earned beyond one year as the portion of the financing component is immaterial.

(2)	Sale of uniforms and learning materials

Schools sell uniforms and learning materials to students, such as books related to the courses provided. The payments for learning materials and uniforms are collected at the beginning of each semester. Revenue from uniforms and learning materials is recognized at a point in time when control of the uniforms and learning materials has been transferred and accepted by the students.

The Group recognizes revenue from the sale of uniforms and learning materials on a gross basis, as the Group controls the goods before they are transferred to the students. The Group is responsible for the design of uniforms and has inventory risk for the uniforms and learning materials.

2.	Principal Accounting Policies (Continued)

Comprehensive human resource service

(1).	Comprehensive service for flexible employment

Chuangmei Weiye generates its revenue from providing comprehensive service for flexible employment, which primarily focuses on recommending interns from Schools to customers with human resources demand in 2020 and 2021. To fulfill the requirements of various customers, the Group arranges interns in Schools to satisfy customers’ human resources demands. The Group concludes that there is a single performance obligation to fulfill service requirements from customers. The Group charges service fees to customers based on service periods at a fixed rate per day, and recognizes revenue at a point of time or overtime whenever the service requirement is satisfied.

Principal versus agent considerations

The Group evaluates whether it is appropriate to record the revenue on a gross or net basis based on whether it acts as a principal or as an agent.

The Group concludes it controls the service provided by interns to customers as (i) the Group is primarily responsible for the fulfillment of the services and assures the customers are satisfied with services; (ii) the Group needs to maintain sufficient interns in order to satisfy the service requirement from customers on an if-needed basis; (iii) the Group can direct interns to provide service to customers on its behalf, and there is no direct cooperation relationship between interns and customers, and (iv) the Group has the ultimate discretion to set up the price of the service with customers. Therefore, the Group acts as a principal, and recognizes revenue in the gross amount of consideration to which it expects to be entitled in exchange for the specified service transferred.

(2).	Compensation payment service

Chuangmei Weiye also generates its revenue from providing compensation payment service, under which the Group helps the customers to pay the freelancers for services they provided, and collect personal income tax from flexible workers on behalf of tax bureau. The Group charges a fixed percentage of total service payment to customers as commission, and recognizes revenue at a point of time when the Group completes the compensation payment service.

Principal versus agent considerations

The Group evaluates whether it is appropriate to record the revenue on a gross or net basis based on whether it acts as a principal or as an agent.

The Group concludes it does not control the service provided by freelancers to customers as (i) the Group is not responsible for the fulfillment and quality of the services provided by freelancers; (ii) the Group provides the compensation payment service but customers are responsible for the timely payment for freelancers; (iii) service fee paid to freelancers is determined by customers negotiating with freelancers, and the Group does not own the ultimate discretion. Therefore, the Group acts as an agent, and recognizes revenue in net amount of consideration that the Group retains after paying freelancers the consideration received in exchange for the service to be provided by them.

(j)	Leases

Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Rental expense is recognized from the date, which includes rent holidays, of initial possession of the leased property on a straight-line basis over the term of the lease. Lease renewal periods are considered on a lease-by-lease basis and are generally not included in the initial lease terms.

2.	Principal Accounting Policies (Continued)

(k)	Cost of revenues

Cost of revenues consists of expenditures incurred in the generation of the Group’s revenue, including but not limited to the salary and welfare for teachers, uniform and learning materials cost, campus rental cost and other utilities charges in schools, and salary and welfare for interns.

(l)	General and administrative expenses

General and administrative expenses consist primarily of salary and welfare for general and administrative personnel, general office expenses and depreciation expense.

(m)	Selling expenses

Selling expenses consist primarily of advertising expenses, channel expenses including student referral and customer referral expenses, and other miscellaneous expenses.

(n)	Government subsidies

Government subsidies primarily consist of financial subsidies received from local governments for operating a business in their jurisdictions and compliance with specific policies promoted by the local governments. There are no defined rules and regulations to govern the criteria necessary for companies to receive such benefits, and the amount of financial subsidy is determined at the discretion of the relevant government authorities. The government subsidies with no further conditions to be met are recorded as “Other income, net” when received. The government subsidies with certain operating conditions are recorded as liabilities when received and will be recorded as operating income when the conditions are met. For the years ended December 31, 2020 and 2021, the Group received financial subsidies of RMB1,347,800 and RMB1,553,600 from the local PRC government authorities, respectively.

(o)	Employee social security and welfare benefits

Employees of the Group in the PRC are entitled to staff welfare benefits including pension, work-related injury benefits, maternity insurance, medical insurance, unemployment benefit and housing fund plans through a PRC government-mandated multi-employer defined contribution plan. The Group is required to contribute to the plan based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government.

The PRC government is responsible for the medical benefits and the pension liability to be paid to these employees and the Group’s obligations are limited to the amounts contributed and no legal obligation beyond the contributions made.

(p)	Income taxes

Current income taxes are provided on the basis of net income for financial reporting purposes, adjusted for income and expense items that are not assessable or deductible for income tax purposes, in accordance with the regulations of the relevant tax jurisdictions.

Deferred income taxes are accounted for using an asset and liability method. Under this method, deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The tax base of an asset or liability is the amount attributed to that asset or liability for tax purposes. The effect on deferred taxes of a change in tax rates is recognized in the consolidated statements of comprehensive income in the period of change. A valuation allowance is provided to reduce the balance of deferred tax assets if it is considered more likely than not that some portion of, or all of the deferred tax assets will not be realized.

2.	Principal Accounting Policies (Continued)

Uncertain tax positions

The guidance on accounting for uncertainties in income taxes prescribes a more likely than not threshold for financial statements recognition and measurement of a tax position taken or expected to be taken in a tax return. Guidance was also provided on derecognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods, and income tax disclosures. Significant judgment is required in evaluating the Group’s uncertain tax positions and determining its provision for income taxes. The Group did not recognize any significant interest and penalties associated with uncertain tax positions for the years ended December 31, 2020 and 2021. As of December 31, 2020 and 2021, the Group did not have any significant unrecognized uncertain tax positions.

(q)	Statutory reserves

As stipulated by the relevant PRC laws and regulations applicable to the Group’s entities in the PRC, the Group is required to make appropriations from net income as determined in accordance with the PRC GAAP to non-distributable reserves, which include a statutory surplus reserve and a statutory welfare reserve. The PRC laws and regulations require that annual appropriations of 10% of after-tax income should be set aside prior to payments of dividends as reserve fund, the appropriations to statutory surplus reserve are required until the balance reaches 50% of the PRC entity registered capital. For the years ended December 31, 2020 and 2021, the Group made apportions of nil and nil to the statutory reserve, respectively.

In the private school sector, the Implementing Regulations for the Law of the People’s Republic of China (“PRC”) on the Promotion of Privately run School require that annual appropriations of 25% of after-tax income should be set aside prior to payments of dividend as development fund. Under the Implementation Rules for the Law for Promoting Private Education of the PRC for Private Education Laws, or the 2021 Implementation Rules, which took effect on September 1, 2021, annual appropriations of 10% of after-tax income should be set aside prior to payments of dividend as development fund. The statutory reserve is applied against prior year income, if any, and may be used for general business expansion and production or increase in registered capital of the entities. For the years ended December 31, 2020 and 2021, the Group made apportions of nil and RMB745,117 to the development fund, respectively.

(r)	Related parties

Parties are considered to be related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or significant influence, such as a family member or relative, shareholder, or a related corporation.

(s)	Dividends

Dividends are recognized when declared. No dividends were declared for the years ended December 31, 2020 and 2021, respectively. The Group does not have any present plan to pay any dividends on ordinary shares in the foreseeable future. The Group currently intends to retain the available funds and any future earnings to operate and expand its business.

(t)	Comprehensive income

Comprehensive income is defined as the change in shareholders’ equity of the Company during a period arising from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders.

Comprehensive income is reported in the consolidated statements of comprehensive income/(loss). Accumulated other comprehensive income of the Group includes the foreign currency translation adjustments.

2.	Principal Accounting Policies (Continued)

(u)	Segment reporting

The Group has organized its operations into two operating segments. The segments reflect the way the Group evaluates its business performance and manages its operations by the Group’s chief operating decision maker (“CODM”) for making decisions, allocating resources and assessing performance. The Group’s CODM has been identified as the chief executive officer, who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group.

The Group has determined that it operates in two operating segments: (1) vocational education service segment, and (2) comprehensive human resources service segment. The Group’s reportable segments are strategic business units that offer different services. They are managed separately because each business requires different operating strategies.

As the Group’s long-lived assets are substantially all located in the PRC and all of the Company’s revenue and expense are derived from within the PRC, no geographical segments are presented.

(v)	Recently issued accounting pronouncements

In February 2016, the FASB issued ASU No. 2016-02, “Leases (Topic 842)” (“ASU 2016-02”), which requires lessees to recognize assets and liabilities for all leases with lease terms of more than 12 months on the balance sheets. Under the new guidance, the recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee will depend on its classification as a finance or operating lease. The Group will be required to recognize and measure leases existing at, or entered into after, the beginning of the earliest comparative period presented using a modified retrospective approach, with certain practical expedients available. For the Group, this ASU is effective for fiscal years beginning after December 15, 2021 and interim periods within fiscal years beginning after December 15, 2022. The Company will adopt ASU 2016-02 from January 1, 2022. Upon the adoption of this ASU, operating lease right of use assets and lease liabilities were RMB9,939,387 and RMB9,609,387, respectively.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which requires financial assets measured at amortized cost to be presented at the net amount expected to be collected. The amortized cost basis of financial assets should be reduced by expected credit losses to present the net carrying value in the financial statements at the amount expected to be collected. The measurement of expected credit losses is based on past events, historical experience, current conditions and forecasts that affect the collectability of the financial assets. Additionally, credit losses relating to available-for-sale debt securities should be recorded through an allowance for credit losses. The guidance replaces the incurred loss impairment methodology with an expected credit loss model, which will mainly have an impact on credit losses in connection with loans recognized as a result of payments under the guarantee liabilities and guarantee liabilities. In 2019, the FASB subsequently issued ASU 2019-04, ASU 2019-05, and ASU 2019-11, respectively, which contained updates to ASU 2016-13. The Group is qualified as Emerging Growth Company, so the Group elected to use the extended transition period for complying with new or revised financial accounting standards and will not adopt this new guidance until 2023.

In December 2019, the FASB issued ASU 2019-12—Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. This ASU provides an exception to the general methodology for calculating income taxes in an interim period when a year-to-date loss exceeds the anticipated loss for the year. This update also (1) requires an entity to recognize a franchise tax (or similar tax) that is partially based on income as an income-based tax and account for any incremental amount incurred as a non-income-based tax, (2) requires an entity to evaluate when a step-up in the tax basis of goodwill should be considered part of the business combination in which goodwill was originally recognized for accounting purposes and when it should be considered a separate transaction, and (3) requires that an entity reflect the effect of an enacted change in tax laws or rates in the annual effective tax rate computation in the interim period that includes the enactment date. The standard is effective for the Company for fiscal years beginning after December 15, 2020. The adoption of this ASU did not have a material impact on the Company’s consolidated financial statements.

3.	Segment Information

The CODM reviews financial information of operating segments based on internal management report when making decisions about allocating resources and assessing the performance of the Group. As a result of the assessment made by CODM, the Group has two reportable segments, including (1) vocational education service segment, and (2) comprehensive human resource service segment. The Group’s CODM evaluates performance based on the operating segment’s revenue, their operating results, total assets and total liabilities. The revenue and operating results by segments were as follows:

For the year ended December 31, 2020:

	Vocational Education	Comprehensive human resource service	Total
Revenue	4,893,556	12,503,631	17,397,187
Cost of revenue	(6,800,281)	(6,418,973)	(13,219,254)

Segment (loss)/profit	(1,906,725)	6,084,658	4,177,933

For the year ended December 31, 2021:

	Vocational Education	Comprehensive human resource service	Total
Revenue	18,848,013	20,140,280	38,988,293
Inter-segment revenue	4,400,000	—	4,400,000
Cost of revenue	(9,934,832)	(6,853,551)	(16,788,383)
Inter-segment cost	—	(4,400,000)	(4,400,000)

Segment profit	13,313,181	8,886,729	22,199,910

Total assets and liabilities of each operating segment were as follows:

As of December 31, 2020:

	Vocational Education	Comprehensive human resource service	Total
Total assets	1,059,176	7,307,636	8,366,812
Total liabilities	6,809,754	12,084,573	18,894,327

As of December 31, 2021:

	Vocational Education	Comprehensive human resource service	Total
Total assets	5,484,891	11,686,522	17,171,413
Total liabilities	8,195,049	18,143,794	26,338,843

4.	Accounts receivables, net

Accounts receivable, net consisted of the following:

	As of December 31,
	2020	2021
Accounts receivable	2,767,757	1,985,090
Allowance for doubtful accounts	—	(640,258)

Total	2,767,757	1,344,832

For the years ended December 31, 2020 and 2021, the Group recognized bad debt expense of nil and RMB640,258, respectively.

5.	Prepayments and Other current assets

Prepayments and other current assets consisted of the following:

	As of December 31,
	2020	2021
Cash deposit as collateral	137,000	642,000
Receivables of overpayment of income tax	84,093	293,643
Others	245,075	176,011

Total	466,168	1,111,654

6.	Property and equipment, net

Property and equipment consisted of the following:

	As of December 31,
	2020	2021
Cost:
Electronic devices and other general equipment	358,691	650,131
Less: Accumulated depreciation	(86,711)	(259,779)

Property and equipment, net	271,980	390,352

Depreciation expense recognized for the years ended December 31, 2020 and 2021 were RMB59,328 and RMB173,068.

7.	Accrued liabilities and other liabilities consisted of the following:

Accrued liabilities and other liabilities consisted of the following:

	As of December 31,
	2020	2021
Cash deposit as collateral	7,936,661	5,755,378
Payable to third parties (1)	2,291,647	1,091,115
Payable for rental expense	411,956	417,956
Others	726,218	916,017

Total	11,366,482	8,180,466

(1)	Payables to third parties were compensation to pay the freelancers for services they provided on behalf of the customers.

8.	Bank Borrowings

			As of December 31,
	Annual Interest Rate	Maturity (Months)	2020	2021
Short-term borrowings and long-term borrowings-current
Bank of China	3.90%	August 31, 2022;	—	5,000,000
		June 29, 2022
Shenzhen Qianhai WeBank	12.24%	December 31, 2022	—	1,125,000
Ping An Bank	8.00%	April 13, 2022	—	1,000,000
Bank of Beijing	3.85%	March 11, 2022	—	100,000

Total			—	7,225,000

Long-term borrowings-non current
Shenzhen Qianhai WeBank	12.24%	April 8, 2023	—	875,000

Total			—	875,000

The weighted average interest rate per annum for the Group’s bank loans was nil and 8.21% respectively for the years ended December 31, 2020 and 2021. The Group’s bank loans were secured by the guarantee of the third-party guarantee companies and related parties (See Note 12). As of December 31, 2021, the total guaranteed amounts provided by related parties and the third-party guarantee companies were RMB8,000,000, and RMB5,100,000, respectively. The effective period of guarantees provided by related parties and the third-party guarantee companies was within the period of two or three year after the expiration of the debt performance period under each single loan contract.

9.	Revenue

For the years ended December 31, 2020 and 2021, all of the Group’s revenue was generated in the PRC. The disaggregated revenues were as follows:

	For the years ended December 31,
	2020	2021
Tuition, accommodation and miscellaneous income
Tuition fees	2,441,322	11,365,343
Accommodation	701,140	4,056,070
Sale of uniforms and learning materials	1,751,094	3,426,600

Subtotal	4,893,556	18,848,013

Comprehensive human resource service
Comprehensive service for flexible employment	11,625,378	19,736,338
Compensation payment service	878,253	403,942

Subtotal	12,503,631	20,140,280

Total revenue	17,397,187	38,988,293

As of December 31, 2021, revenue for unsatisfied performance obligations expected to be recognized in year 2022 is RMB 7,821,204, which primarily relates to vocational education services and accommodation services to be delivered in the future to the students, and cash advance from customers before providing comprehensive human resource service.

10.	Income taxes

PRC Enterprise Income Tax (“EIT”)

On March 16, 2007, the National People’s Congress of the PRC enacted an Enterprise Income Tax Law (“EIT Law”), under which Foreign Investment Enterprises (“FIEs”) and domestic companies would be subject to EIT at a uniform rate of 25%. The EIT law became effective on January 1, 2008.

In accordance with Article 26 of the Enterprise Income Tax Law of the People’s Republic of China, Article 84 of the Regulations on the Implementation of the Enterprise Income Tax Law of the People’s Republic of China and Article 14 of Guofa 2016 No. 81 released by the State Council, non-profit private schools are eligible to enjoy the same preferential tax treatment as public schools. As a result, Langfang School has been granted corporate income tax exemption for the tuition and accommodation services, etc. from relevant local tax authorities.

According to Taxation [2019] No. 13 which was effective from January 1, 2019 to December 31, 2021, an enterprise is recognized as a small-scale and low-profit enterprise when its taxable income is less than RMB3 million. A small-scale and low-profit enterprise receives a tax preference including a preferential tax rate of 5% on its taxable income below RMB1 million and another preferential tax rate of 10% on its taxable income between RMB1 million and RMB3 million in 2020. A small-scale and low-profit enterprise receives a tax preference including a preferential tax rate of 2.5% on its taxable income below RMB1 million and another preferential tax rate of 10% on its taxable income between RMB1 million and RMB3 million in 2021. For the years ended December 31, 2020 and 2021, Changmei Weiye was qualified as small-scale and low profit enterprise.

Composition of income tax expense

	For the years ended
	December 31,
	2020	2021
Current	—	—
Deferred	(918,987)	(1,799,322)

Total income tax benefit	(918,987)	(1,799,322)

A reconciliation between the effective income tax rate and the PRC statutory income tax rate is as follows:

	For the years ended
	December 31,
	2020	2021
	%	%
PRC Statutory income tax rates	25.0%	25.0%
Effect of preferential tax rates	-15.2%	424.2%
Change of valuation allowance	1.5%	-39.5%

Effective tax rate	11.3%	409.7%

Deferred tax assets

The significant components of the deferred tax assets were summarized below:

	As of December 31,
	2020	2021
Deferred tax assets:
Net operating loss carry-forwards	1,018,393	455,593
Bad debt allowance	—	2,550,728
Less: valuation allowance	(99,406)	(288,012)

Net deferred tax assets	918,987	2,718,309

Changes in valuation allowance were as follows:

	As of December 31,
	2020	2021
Balance at beginning of the year	45,038	99,406
Additions	54,368	188,606
Reversal	—	—

Balance at end of the year	99,406	288,012

As of December 31, 2021, the Group had net operating loss carryforwards of approximately RMB1,822,371. As of December 31, 2020 and 2021, deferred tax assets from the net operating loss carryforwards amounted to RMB1,018,393 and RMB455,593, respectively. The Group provided full valuation allowance of branches of Chuangmei Weiye, as the Group consider it more likely than not that there would not be sufficient pre-tax profit in the next 5 consecutive years and to utilize the deferred tax assets in the future.

As of December 31, 2021, the net operating loss carryforwards will expire, if unused, as follows:

Net operating loss carryforwards
2022	—
2023	52,944
2024	127,211
2025	949,091
2026	693,125

Total	1,822,371

11.	Commitments and contingencies

(a)	Operating lease commitments

The Group has entered into non-cancellable operating lease for campus. Future minimum lease payments under the non-cancellable lease as follows:

	Payment due by schedule
	Less than 1 year	1 – 2 years	2 – 3 years	Total
Campus rental	3,960,000	3,960,000	2,310,000	10,230,000

For the years ended December 31, 2020 and 2021, the Group incurred office rental expenses in the amounts of RMB4,501,509 and RMB4,638,227, respectively.

(b)	Purchase commitments

As of December 31, 2021, the Group did not have any purchase commitments.

(c)	Capital commitments

As of December 31, 2021, the Group did not have any capital commitments.

(d)	Litigation

In the ordinary course of the business, the Group is subject to periodic legal or administrative proceedings. As of December 31, 2020 and 2021, the Group is not a party to any legal or administrative proceedings which will have a material adverse effect on the Group’s financial position, results of operations and cash flows.

12.	Related party transaction and balances

Name and relationship with related parties:

Name of related parties	Relationship
Mr Pan Heyong	The controllling shareholder of the Group

Mr Zhao Zeping	Director of the Group

Beijing Shanghui Human Resource Management Consulting Co., LTD (“Beijing Shanghui”)	An entity ultimately controlled by Pan Heyong, the controlling shareholder

Beijing Dongcheng District Shangkun Education Training School of Vocational Skills (“Beijing S.K Training School”)	An entity ultimately controlled by Pan Heyong, the controlling shareholder

Beijing Shangkun Education Technology Development Co., LTD (“Beijing S.K.”)	An entity ultimately controlled by Pan Heyong, the controlling shareholder

Beijing Kunxiang Education Technology Co., LTD (“Beijing Kunxiang”)	An entity ultimately controlled by Pan Heyong, the controlling shareholder

Shenzhen Shangkun Education Technology Co., LTD (“Shenzhen S.K.”)	An entity of which Zhao Zeping, holds 20% equity interest

Tongxu Junxi Building Materials Co., LTD (“Others”)	An entity ultimately controlled by Pan Heyong, the controlling shareholder

Beijing Global Human Resource Management Co., LTD. Henan Branch (“Others”)	An entity ultimately controlled by Pan Heyong, the controlling shareholder

12.	Related party transaction and balances (Continued)

(a)	Balances with related parties

	As of December 31,
	2020	2021
Due from related parties
Beijing Shanghui (1)	1,396,927	15,662,364
Beijing S.K Training School (2)	526,068	4,350,262
Mr Zhao Zeping	154,346	154,346
Shenzhen S.K.	6,000	—

Total amounts due from related parties	2,083,341	20,166,972

Allowance for credit losses	—	(9,562,652)

Total amounts due from related parties, net	2,083,341	10,604,320

	As of December 31,
	2020	2021
Due to related parties
Mr Zhao Zeping (3)	1,352,776	17,980
Beijing Kunxiang (4)	—	500,000
Beijing S.K Training School (2)	865,811	—
Others	40,406	69,884

Total	2,258,993	587,864

(b)	Significant transactions with related parties

	For the years ended December 31,
	2020	2021
Customer referral expense
Beijing Shanghui (1)	6,143,244	—
Rental expense
Beijing S.K Training School (2)	3,960,000	3,960,000

(1)

In 2020, Beijing Shanghui entered into service agreement with Chuangmei Weiye to provide customer referral service, and the customer referral expense for the years ended December 31, 2020 was RMB6,143,244.

As of December 31, 2020 and 2021, amounts due from Beijing Shanghui was for the ordinary course of operation, which were interest free, unsecure and could be settled on demand. The Group estimated the collectability and made the allowance for credit losses of nil and RMB9,562,652 for the years ended December 31, 2020 and 2021.

(2)

For the years ended December 31, 2020 and 2021, Beijing S.K. Training School collected tuition, accommodation and miscellaneous income on behalf of Langfang School, while purchasing school uniforms and books, and paying other expenses related to daily operation of Langfang School. Besides, Langfang School entered into a lease agreement for the lease of campus with Beijing S.K Training School in an effective period from September 1, 2019 to August 31, 2024, with a rental fee of RMB330,000 per month.

(3)

In 2021, Mr Zhao Zeping entered into debt waiver agreement with Langfang School, to waive amounts due to Mr Zhao Zeping of RMB1,455,702 as of December 31, 2021, and the Group recognized it as other income.

(4)	In 2021, Langfang School received the cash transfer from Beijing Kunxiang, and helped to pay the cash deposit as collateral to the third party for the rental of campus on behalf of Beijing Kunxiang.

(5)

As of December 31, 2021, the Group’s bank borrowings secured by the guarantee of Mr Zhao Zeping was of RMB8,000,000, including short-term borrowings from Bank of China and Ping An Bank of RMB5,000,000 and RMB1,000,000, respectively, and long-term borrowings from Shenzhen Qianhai WeBank of RMB2,000,000. Besides, the Group’s bank borrowings from Ping An Bank of RMB1,000,000 was also secured by the guarantee of Beijing S.K. The effective period of guarantees provided by related parties was within the period of two or three year after the expiration of the debt performance period under each single loan contract.

13.	Concentration risk

(a)	Concentration of customers

The following tables summarized the information about the concentration of customers for the comprehensive human resource service operating segment for the years ended December 31, 2020 and 2021, respectively.

	For the years ended December 31,
	2020	2021
Customer
A	*	28.8%
B	26.7%	*

*	Less than 10%.

(b)	Concentration of credit risk

Financial assets that potentially expose the Group to significant concentration of credit risk consist primarily of cash and cash equivalents, accounts receivable, amounts due from related parties. All of the Group’s cash and cash equivalents were held at reputable financial institutions with high-credit ratings. Accounts receivable and amounts due from related parties are exposed to credit risk. The Company manage credit risk of accounts receivable through ongoing monitoring of the outstanding balances.

14.	Subsequent events

On April 18, 2022, Lishui Mengxiang entered into the investment supplemental agreement with Beijing S.K. Pursuant to the supplemental, Lishui Mengxiang acquired 100% equity interest of Beijing P.X. with wholly owned subsidiary Chuangmei Weiye and Hainan Jiangcai, along with 100% sponsor interest of Langfang School, from Beijing S.K. with the consideration of RMB53,400,000. On April 24, 2022, the Group entered into a supplemental agreement on the transfer of the target company with Beijing S.K., Beijing P.X. and certain other parties, in respect of the confirmation on consolidating Beijing P.X. and its consolidated subsidiary into the financial statements from January 1, 2022.

The Group has evaluated subsequent events through the issuance of the consolidated financial statements and noted that there are no other subsequent events.